Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-137575) and related Prospectus of Lifetime Brands, Inc. for the registration of its $75,000,000 of 4.75% Convertible Senior Notes due July 15, 2011 (the “Notes”) and 2,678,571 shares of its common stock issuable upon conversion of the Notes and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements and schedule of Lifetime Brands, Inc., Lifetime Brands, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Lifetime Brands, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Melville, New York
December 19, 2006